Via Facsimile and U.S. Mail
Mail Stop 4720

January 28, 2010

Mr. Thomas E. Oland
President and Chief Executive Officer
Mr. Gregory J. Melsen
Chief Financial Officer
Techne Corporation
614 McKinley Place, NE
Minneapolis, Minnesota 55413-2610

Re: **Techne Corporation**
        Form 10-K for the Fiscal Year Ended June 30, 2009
        DEF 14A filed September 22, 2009
        Supplemental response dated December 29, 2009
        File No. 000-17272

Dear Messrs. Oland and Melsen:

We have reviewed your supplemental response dated December 29, 2009 and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement

Performance-Based Bonus Plan

1. We note your response to comment 4 and reissue the comment in part. The Compensation Discussion and Analysis still does not disclose the budgeted

revenues and earnings or the specific individual performance objectives the Executive Compensation Committee considered to determine your executive officers' bonus payments. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

- A more detailed specific description and quantification of each of the specific individual and corporate goals and performance objectives;
- Confirmation that you will discuss the achievement of the objectives; and
- A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that these criteria are quantified, the discussion in your proxy statement should also be quantified.

In this regard, we note your concern that disclosure of the specific budgeted revenues and earnings would be helpful to your competition, but you have not articulated why the information would be helpful and why its disclosure would be competitively harmful to the company.

If you continue to believe that disclosure of additional information concerning your budgeted revenues and earnings is competitively harmful, please provide a comprehensive analysis supporting your conclusion that the disclosure of this information would cause competitive harm if it is disclosed. To avoid the disclosure of the sensitive information in the analysis when our comment letters are released publicly, you may submit a confidential treatment request pursuant to Rule 83.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please contact John Krug, Senior Counsel at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, Daniel Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3679.

Sincerely,

Jeffrey Riedler
Assistant Director